FC Global Realty Incorporated

15150 North Hayden Road, Suite 235

Scottsdale, AZ 85260

June 19, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Joshua Lobert

Re:	FC Global Realty Inc

Form PRE14C

Filed May 29, 2019

File No. 000-11635

Dear Mr. Lobert:

We hereby submit the responses of FC Global Realty Incorporated (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated June 14, 2019, providing the Staff’s comments with respect to the Company’s Preliminary Information Statement on Schedule 14C (the “Information Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

PRE14C filed May 29, 2019

General

1.	Please revise your filing to provide information responsive to Item 12, Item 13, and Item 14 of Schedule 14A, or tell us why such information is not required. Please refer to Item 1 of Schedule 14C and Note A of Schedule 14A.

Response: We respectively note the Staff’s comment and respond as follows.

With respect to Item 12, we believe that we have provided all of the information responsive to Item 12 as it applies to us. It is our understanding that the requirements of Item 12 relating to “the modification of any class of securities of the registrant” apply in our case, but that the requirements relating to “the issuance or authorization for issuance of securities of the registrant in exchange for outstanding securities of the registrant” do not since there will be no securities exchanged in connection with the actions described in the Information Statement.

As described in the Information Statement, the rights of stockholders will be modified due to certain restrictions on ownership and transfer of shares contained in the proposed amendment to our current amended and restated articles of incorporation. These restrictions, as well as the reasons for including them, are fully described in the Information Statement. We direct you to the section entitled “The Charter Amendment - Reasons for the Amendments to our Current Charter - Restrictions on Ownership and Transfer of Shares.” We believe that this section includes all of the information responsible to Item 12 that applies in this case.

With respect to Item 13, we do not believe that we are required to provide the information responsive to Item 13 due to Instruction 1 to Item 13, which states (emphasis added):

“Notwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. In the usual case the information is deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization or issuance of a material amount of senior securities, but the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction, the authorization of preferred stock without present intent to issue or the authorization of preferred stock for issuance for cash in an amount constituting fair value.”

As stated in the Information Statement, the additional securities to be authorized are common stock, and such common stock will not be issued in connection with an exchange, merger, consolidation, acquisition or similar transaction. In such circumstance, we believe that the information required by Item 13 is “not material for the exercise of prudent judgment in regard to the matter to be acted upon” in accordance with Instruction 1 to Item 13.

Finally, we also do not believe that we are required to provide the information required by Item 14. The actions described in the Information Statement do not involve a merger, consolidation, acquisition or similar matter. We note the Staff’s reference to Note A to Schedule 14A, which states (emphasis added):

“Where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished.”

We do not believe that this note applies in our case because the recent stock purchase agreement with Gadsden Growth Properties, Inc. (“Gadsden”), under which Gadsden received preferred stock, has already closed. The additional common stock will therefore not be used to acquire another company. That acquisition, which was not subject to stockholder approval, has already taken place.

As stated in the Information Statement, the additional common stock will likely be primarily used to facilitate the conversion of the preferred stock, if and when Gadsden and other preferred stockholders elect to convert their shares.

Due to the fact that the transaction with Gadsden has already been completed, we do not believe that the requirements of Item 14 apply in this case.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 480-750-8700 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely, FC Global Realty Incorporated

By:	/s/ John Hartman
John Hartman Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.